UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of January 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: January 11th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Updates Flow-Testing and Drilling Operations

Wellington, New Zealand – January 11, 2006 --/PRNewswire/-- Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX: AEN)

Flow-testing of the 5m thick N-0 sand in Supplejack South-1A (Austral 36.67%) has produced only formation water and drill mud; and testing of that zone has now been terminated. The shallower 1.5m sandstone is better quality and is expected to flow gas on test. However, Austral has decided not to participate in the flow testing of this sandstone as it perceives it has limited reserve potential. Testing of this zone will now be conducted to the 100% cost of joint venture party TAG Oil.

Test equipment is now being mobilized to the Cardiff-2 site. Flow-testing of the McKee Sands in Cardiff-2A (Austral 25.1%) is scheduled to commence on January 16. The planned flow-test program is scheduled to continue for 30 days.

Heaphy-1 well (Austral 66.67%) is scheduled to commence in early February.

The Coral Sea drill rig is presently in transit to Papua New Guinea, and scheduled to arrive in Port Moresby in mid January. This rig is scheduled to commence drilling the Douglas-1 well (Austral 35%, operator) in late February/early March

CONTACT: Investor Relations: tel: +1 561 837 8057 ext 2

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.